Filed pursuant to Rule 253(g)(2)
File No. 024-11352

OFFERING CIRCULAR SUPPLEMENT NO. 2

DATED MAY 6, 2021

(to the Offering Circular dated December 31, 2020)

Sugarfina Corporation

1700 E Walnut Ave., Suite 500

El Segundo, CA 90245

(855) 784-2734

www.sugarfina.com

This Offering Circular Supplement No. 2 (this “Supplement No. 2”) supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated December 31, 2020 of Sugarfina Corporation (the “Company”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-11352), relating to the offer and sale by us of up to 2,750,000 shares of Common Stock, including Bonus Shares. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated December 31, 2020 is available HERE and supplemented HERE.

The purpose of this supplement is to provide an amendment to the section of the Offering Circular entitled “Securities Being Offered”.

The section “Securities Being Offered” of the Offering Circular, is deleted and restated in its entirety as follows:

SECURITIES BEING OFFERED

General

The Company is offering up to 2,750,000 shares of Common Stock, including Bonus Shares. The following description summarizes important terms of the Company’s Common Stock. This summary does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and Bylaws, which will be filed with the state of Delaware on or about September 26, 2020, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of the Company’s Common Stock, you should refer to the Certificate of Incorporation, the Bylaws, and applicable provisions of the Delaware General Corporation Law.

The authorized capital stock of the Company consists of 30,000,000 shares. As of the date of this Offering Circular, the authorized capital is comprised of 25,000,000 shares of Common Stock, par value $0.01 per share and 5,000,000 shares of Preferred Stock, par value $0.01 per share. In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the “2021 Stock Option Plan”), subject to annual increases in the number of available options. The outstanding capital stock includes 12,500,000 shares of Common Stock and the total number of shares of Common Stock subject to awards under the stock option plan was 500,000. During 2021, we granted 306,000 stock options to 53 employees. The rights and preferences of the Common Stock are described below.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights and Proxy

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company’s CEO to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to Common Stock.

Preferred Stock

On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8 million in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

In order to provide for the issuance of preferred stock to BLG in connection with the corporate conversion, the Company has also amended Article Fourth of the Certificate of Incorporation of the Company by filing a Certificate of Correction with the Delaware Secretary of State on April 30, 2021. The Certificate of Correction designates 800,000 shares of the Company’s preferred stock as “Series A Preferred Stock” and fixes the rights, preferences, limitations, qualifications and restrictions with respect to the shares of such series. Effective September 26, 2020, the board of directors of the Company then issued 800,000 shares of Series A Preferred Stock to BLG in proportion to the number of preferred units BLG owned in Sugarfina Holdings LLC immediately prior to the corporate conversion.

The Company believes that this conversion of debt may offer certain benefits to the Company, including lowering the debt load of the Company, potentially improving future liquidity, potentially improving our ability to obtain third-party financing, and generally providing more financial flexibility.

The preferred stock issued to BLG does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. The Preferred stock has a Pay in Kind (PIK) provision accruing at a cumulative dividend rate of 12% per annum (similar to the Note) on the issue price of the preferred stock that accrues on a daily basis and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder.  As of December 31, 2020, there were un-declared dividends in the amount of $260,000.